

Mail Stop 7010

December 7, 2007

Via U.S. mail and facsimile

Mr. Dennis W. Blazer
V.P. - Finance and Administration and Chief Financial Officer
CECO Environmental Corp.
3120 Forrer Street
Cincinnati, OH 45209

> RE: **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the quarter ended June 30, 2007**
> **Form 10-Q for the quarter ended September 30, 2007**
> **File No. 0-07099**

Dear Mr. Blazer:

   We have reviewed your response letter dated November 30, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1. We note your response to comment 2 and your future filing revisions included within your Form 10-Q for the period ended September 30, 2007. While we understand that

as a result of your internal structure, it may not reasonably possible to accurately quantify external sales by a particular company, division or group. However, it seems that in the process of evaluating the success of your business, you likely have some mechanism for identifying drivers of revenue growth so that you are able to allocate resources towards products and services that will benefit the company. Please tell us how management develops its annual sales budgets and why this same process could not be used to identify and quantify the reasons for fluctuations in consolidated sales from period to period to financial statement users.

Note 12 – Pension and Employee Benefit Plans, page F-24

2. We note your response to comment 9, however, your proposed future filing disclosures pertaining to this 2006 reporting error do not appear correct. It seems from your disclosures on page F-24 that the amount of your adjustment to accumulated other comprehensive income upon adoption of SFAS 158 was $226,000. This adjustment should be reported as a component of the ending balance of accumulated other comprehensive income but should not be reported as a component of total comprehensive income. It also appears you have an additional adjustment to your pension/post-retirement liability of $266,000, representing the additional plan net loss which arose during the year. This additional liability should not be recorded in the same way as the SFAS 158 adoption adjustment but rather, should be recorded as a component of total comprehensive income (net of tax) and therefore should also be recorded as a component of accumulated other comprehensive income. Please provide us with your revised statement of shareholders equity for the period ended December 31, 2006 that you will include in future filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Condensed Consolidated Financial Statements

Note 14 – Subsequent event, page 11

3. Please tell us how you intend to account for the asset purchase agreement and goodwill purchase agreement entered into on October 31, 2007. Your response should provide a condensed balance sheet disclosing the amount assigned to each major asset and liability at the acquisition date and a brief discussion of how you determined the amount to be allocated to each item. Please also tell us what consideration was given to allocating the purchase price to intangible assets separate from goodwill and the useful life assigned to each identified intangible asset. See paragraph 39 of SFAS 141.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief